

March 15, 2013

Via Email

Richard Stalzer
Chief Executive Officer
Voltari Corporation
601 West 26th Street, Suite 415
New York, NY 10001

> **Re:** **Voltari Corporation**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed March 13, 2013**
> **File No. 333-186564**

Dear Mr. Stalzer:

We have reviewed your letter dated March 13, 2013, and the above-referenced filing, and have the following comments. Where we reference prior comments, we are referring to our March 11, 2013 letter.

Voting, page 8

1. We note your response to prior comment 8. Please explain to us how you concluded that none of the discussions constituted a solicitation. See Exchange Act Rule 14a-1(l).

Proposal 1 — Reorganization

Material Federal Income Tax Consequences, page 48

2. We note your response to prior comment 10. The penultimate paragraph on page 49 states that this section contains the company's opinion as to the tax consequences of the Reorganization, and SNR Denton's tax opinion appears to be limited to concluding that the Reorganization qualifies as an exchange. Similarly, the third paragraph on page 63 states your opinion as to the tax consequences of the Reverse Stock Split, and SNR Denton's tax opinion appears to be limited to concluding that the Reverse Stock Split qualifies as a "recapitalization." SNR Denton must give an opinion supporting all of the material tax matters described in the filing and the consequences to security holders. See Item 601(b)(8) of Regulation S-K and for guidance, refer to Section III.A.1 of Staff Legal Bulletin No. 19. Please revise the filing and Exhibit 8.1 accordingly.

Exhibits and Financial Statement Schedules, page II-2

3.   We note your response to prior comment 14. Please disclose, where appropriate, that the exhibits incorporated by reference were filed by Motricity, Inc.

Exhibit 8.1

4.   We note your response to prior comment 19. It appears that counsel is attempting to use a "long-form" opinion. If correct, please ensure that the opinion and the disclosure in the registration statement are consistent. If, however, counsel is using a "short-form" opinion, Exhibit 8.1 must state clearly that the disclosure in the tax consequences section of the registration statement is the opinion of counsel, and the registration statement disclosure must clearly identify and articulate the opinion being rendered. For guidance, refer to Section III.B of Staff Legal Bulletin No. 19.

5.   We note your response to prior comment 20. As previously requested, counsel must state that it consents to the discussion of its tax opinion in the registration statement. For guidance, refer to Section IV of Staff Legal Bulletin No. 19.

        Please contact Evan S. Jacobson, Attorney-Advisor, at (202) 551-3428 or me at (202) 551-3735 with any questions.

                                        Sincerely,

                                        /s/ Barbara C. Jacobs

                                        Barbara C. Jacobs
                                        Assistant Director

cc: Via Email
        Samuel P. Williams, Esq.
        Brown Rudnick LLP